CALIBRUS, INC.
1225 WEST WASHINGTON STREET
SUITE 213
TEMPE, ARIZONA 85281

October 7, 2011

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Calibrus, Inc.
File No. 000-53548

Dear Mr. Spirgel,

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated September 23, 2011, are quoted below and are followed in each case by the Company’s response thereto.

Form 10-K
Item 7, Management’s Discussion and Analysis
Results of Operations, page 28

Comment 1

Refer to the fifth and sixth paragraphs of page 28, which states that your current revenue trends were affected by declining call volumes and higher pricing, however such factors are not individually quantified.  Please see Financial Reporting Codification § 501.04 and § 501.05 and expand your comparative discussion to address circumstances where line items were affected by combinations of factors.  Quantify how much each material factor caused the line item to change.

Response

The filing has been amended to quantify each material factor affecting our current revenue trends.

Comment 2

In regard to the above comment, you should describe and quantify the material factors and causes for the changes in your research and development line items, as required by Instruction 4 to Item 303(a) of Regulation S-K.

Response

The filing has been amended to specifically quantify each material factor affecting the changes in research and development expense.

Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
September 29, 2011
Page

Financial Statements
Note 1, Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates
JabberMonkey.com, Page F-6

Comment 3

We note in the software development policy disclosure on page F-7 that you capitalize certain software costs in accordance with ASC  985-20 Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.  It appears from the disclosure on page 15 that you do not sell, lease or license the JaberMonkey.com website nor do you intend to do so.  Please explain to us why you do not account for the JabberMonkey.com website development costs in accordance with ASC 350-40 or ASC 350-50.  Refer also to ASC 985-20-55-2 for additional guidance.

Response

We had considered a fee for use revenue model in conjunction with advertising revenues before rejecting that model in favor of advertising revenue.  Therefore, your observation is correct in that the disclosure for capitalization should be in accordance with the standards for internally developed software, ASC 350-40 and ASC 350-50.  However, careful review of the costs capitalized through December 31, 2010 leads us to conclusion that the amounts in question have been capitalized in accordance with the guidance of ASC 350, and that no adjustment of the amount capitalized is necessary at this time.  As such, the citation in question has been modified to cite ASC 350-40, Intangibles – Internal Use Software.

Comment 4

Similarly, it appears from the disclosure provided in the last paragraph on page 12 that your revenue model for Fanatic Fans software application will rely upon advertising revenues and not upon revenues from Fanatic Fans software sales, leasing or licensing.  Refer to ASC 985-20-55-2 and explain for us your consideration of the applicability of ASC 350-40 for accounting for Fanatic Fans software development costs in light of your business model.

Response

As disclosed, the revenue from Fanatic Fans is anticipated to be derived from advertising sources.  Therefore, the capitalization of the development costs should be done in accordance with ASC 350-40.  ASC 350-40-25-12 states that “capitalization of costs shall begin when both of the following have occurred: a) preliminary project stage is completed, and b) management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project t and it is probable that the project will be completed and the software will be used to perform the function intended.”

In regards to Fanatic Fan, management believed that the viability of the software application was in significant doubt almost until the time that the product was fully developed and functional and ready for use.  Primarily this was a result of the need for approval from the application delivery services such as the Apple AppStore and Google Android Market.  As such, the development never reached the stage of “probable for completion for the function intended.”  Therefore, all the development costs of this software were expensed as incurred.  Any amount available for capitalization was deemed to be immaterial.

Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
September 29, 2011
Page

Additionally, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

Calibrus, Inc.

/s/ Kevin J. Asher
Kevin J. Asher, CFO